UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for December 18, 2013

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes _____ No __X__
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Enclosures: Sasol welcomes progress energy as a new partner in the development of the Montney Basin Shale Gas Assets



Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:   JSE : SOL      NYSE : SSL
Sasol Ordinary ISIN codes:    ZAE000006896   US8038663006
Sasol BEE Ordinary Share code: JSE : SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol")

SASOL WELCOMES PROGRESS ENERGY AS A NEW PARTNER IN THE
DEVELOPMENT OF THE MONTNEY BASIN SHALE GAS ASSETS

On 8 November 2013, Sasol's partner, Talisman Energy Inc (Talisman), announced that it had reached an agreement to sell part of its Montney acreage in northeast British Columbia to Progress Energy Canada Ltd (Progress Energy) for a total cash consideration of CDN$1,5 billion.

In terms of Sasol's existing agreement with Talisman, Sasol has a right to match the Progress Energy bid, also known as a right of first refusal, within 30 days of the notice from Talisman, which was received effective 18 November 2013.

Sasol has evaluated this opportunity taking into consideration, among others, its other available investment opportunities and has taken the decision not to exercise its right of first refusal.

Sasol welcomes Progress Energy as its new partner and looks forward to forging a solid working relationship in the development of the Montney Basin shale gas assets. Progress Energy is a wholly owned subsidiary of Malaysian national oil and gas company, Petroliam Nasional Berhad (PETRONAS), with which Sasol has a longstanding relationship.


17 December 2013
Johannesburg
Sponsor: Deutsche Securities (SA) (Pty) Ltd








SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






Date December 18, 2013		By: 	/s/ V D Kahla
				Name: 	Vuyo Dominic Kahla
				Title: 	Company Secretary